SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549
			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of May 20, 2004
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 20, 2004		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer







 			Corporacion Durango, S. A. de
 			  C. V. and Subsidiaries

		     Consolidated Financial Statements
 		       for the Years Ended December31,
                         2003, 2002 and 2001, and
                        Independent Auditors'Report
                           Dated April 30, 2004



         Corporacion Durango, S. A. de C. V. and Subsidiaries
                Independent auditors' report and
         consolidated financial statements 2003, 2002 and 2001



Table of contents                                           Page



Independent auditors' report                                  	1

Consolidated balance sheets                                   	3

Consolidated statements of operations                         	4

Consolidated statements of changes in stockholders' equity    	6

Consolidated statements of changes in financial position      	7

Notes to consolidated financial statements               	9 - 40







Independent auditors' report to the
Board of Directors and Stockholders of
Corporacion Durango, S. A. de C. V.


We have audited the accompanying consolidated balance sheet of Corporacion Durango, S. A. de C. V. and subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2002 and 2001 were audited by other auditors whose report dated April 25, 2003, expressed an unqualified opinion on those statements and included a going concern uncertainty explanatory paragraph and two significant event paragraphs.


We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


The accompanying consolidated financial statements as of December 31, 2003 and for the year then ended have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, since November 2002 the Company has failed to pay principal and interest of certain obligations, and therefore the Company reclassified most of its debt as short-term. In addition, during 2003 and 2002 the Company has incurred significant consolidated net losses, and since 2001 its operating margin has declined substantially. As of December 31, 2003 and 2002, the Company had negative working capital and is experiencing severe liquidity problems. Furthermore, as discussed in Note 23, the Company estimates that upon the adoption of Bulletin C-15, "Impairment of the Value of Long-Lived Assets and Their Disposal", whose application is mandatory for fiscal years beginning on or after January 1, 2004, a charge to results of operations for the year 2004 of $621,619, net of deferred income tax, will be required, which will additionally reduce its stockholders' equity. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters, as well as its plan of restructuring, are described in
Note 1; however, this plan has not been completed. The Company's ability to continue as a going concern is dependent upon its ability to generate profits and to restructure its debt. The accompanying financial statements do not include any additional adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern.


In our opinion, the 2003 consolidated financial statements present fairly, in all material respects, the financial position of Corporacion Durango, S. A. de C. V. and subsidiaries as of December 31, 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member firm of Deloitte Touche Tohmatsu



C.P.C. Claudia Leticia Rizo Navarro

April 30, 2004

             Corporacion Durango, S. A. de C. V. and Subsidiaries
                         Consolidated balance sheets
                       As of December 31, 2003 and 2002
   (In thousands of Mexican pesos of purchasing power of December 31, 2003)


Assets
						2003		2002
Current assets:
Cash and temporary investments			$649,955	$237,614
Trade accounts receivable-Net			1,798,935	1,706,823
Due from related parties			14,283		191,307
Inventories-Net					1,095,710	1,143,981
Prepaid expenses				22,791		30,080
Current assets of discontinued operations	84,190		389,830
Total current assets				3,665,864	3,699,635

Restricted cash					157,504

Property, plant and equipment-Net		11,341,126	12,030,512

Other assets-Net				540,333		640,006

Noncurrent assets of discontinued operations	252,847		1,702,993

Total						$15,957,674	$18,073,146


Liabilities and stockholders' equity
Current liabilities:
Short-term debt					$8,535,163	$7,595,462
Current portion of long-term debt		121,290		278,577
Notes payable					52,095		52,226
Accrued interest				1,387,990	469,532
Trade accounts payable				910,329		824,178
Due to related parties						5,590
Accrued expenses and taxes other than
income taxes					453,717		440,737
Employee statutory profit sharing		2,412		2,433
Current liabilities of discontinued operations	84,676		212,058

Total current liabilities			11,547,672	9,880,793

Long-term liabilities:
Long-term debt					399,423		1,021,426
Long-term notes payable				101,206		145,871
Deferred income taxes				1,918,847	1,753,282
Employee retirement obligations			199,467		166,112
Long-term liabilities of discontinued
operations					190,246		466,494

Total long-term liabilities			2,809,189	3,553,185

Total liabilities				14,356,861	13,433,978

Commitments and contingencies

Stockholders' equity:
Common stock					4,742,288	4,857,963
Treasury stock							(115,675)
Additional paid-in capital			1,387,056	1,387,056
Retained earnings				2,466,882	6,136,985
Insufficiency in restated stockholders' equity	(4,160,313)	(4,558,231)
Additional liability for employee retirement
obligations							(146,450)

Cumulative initial effect of deferred
income taxes					(3,080,896)	(3,080,896)
Cumulative translation adjustment of foreign
subsidiaries					178,020		87,283
Majority stockholders' equity			1,533,037	4,568,035
Minority stockholders' equity in consolidated
subsidiaries					67,776		71,133

Total stockholders' equity			1,600,813	4,639,168

Total						$15,957,674	$18,073,146








See accompanying notes to consolidated financial statements.



                   Corporacion Durango, S. A. de C. V. and Subsidiaries
                          Consolidated statements of operations
                   For the years ended December 31, 2003, 2002 and 2001
               (In thousands of Mexican pesos of purchasing power of December
                               31, 2003, except per share amounts)


                              	2003         	2002          	2001

Net sales			$6,831,028	$8,124,497	$10,775,303

Cost of sales                 	5,957,305    	7,057,911     	9,065,847

Gross profit                  	873,723      	1,066,586     	1,709,456

Selling, general and            567,343      	569,960       	691,403
administrative expenses

Income from operations          306,380      	496,626       	1,018,053

Net comprehensive financing
cost:
Interest expense               	(1,186,232)  	(1,130,646)  	(1,118,520)
Interest income                 42,428       	40,336         	70,227
Exchange gain (loss)            (821,389)    	(998,232)      	328,015
Monetary position gain          367,014      	406,673       	309,842

                                (1,598,179)  	(1,681,869)    	(410,436)

Other income (expenses)	       (1,511,189)  	(3,126,962)    	476,430
-Net

Income (loss) from              (2,802,988)  	(4,312,205)    	1,084,047
continuing operations before
    income taxes and
employee statutory profit
    sharing

Income tax benefit (expense)    (216)        	677,223     	(48,557)

Employee statutory profit       (1,733)      	(1,082)        	(4,908)
sharing expense

Income (loss) from              (2,804,937)  	(3,636,064)    	1,030,582
continuing operations

Discontinued operations         (549,235)    	(102,860)      	152,868

Extraordinary loss                                          	(317,947)

Consolidated net income       	$(3,354,172)   	$(3,738,924) 	$865,503
(loss)


Net income (loss):
Majority interest             	$(3,348,336)   	$(3,742,169)  	$861,314

Minority interest             	(5,836)    	3,245       	4,189

Consolidated net income       	$(3,354,172)   	$(3,738,924)    $865,503
(loss)

Basic and diluted net income
(loss) per share of:
Continuing operations         	$(30.12)  	$(38.69)    	$10.91
Discontinued operations       	(5.91)       	(1.09)      	1.63
Extraordinary loss
                                                        	(3.38)

Basic and diluted net income  	$(36.03)  	$(39.78)    	$9.16
(loss) per share

Weighted average shares       	92,942,916   	94,072,122  	94,072,122
outstanding





See accompanying notes to consolidated financial statements.






                                              Corporacion Durango, S. A. de C. V. and Subsidiaries
                                           Consolidated statements of changes in stockholders' equity
                                              For the years ended December 31, 2003, 2002 and 2001
                                    (In thousands of Mexican pesos of purchasing power of December 31, 2003)


                                                                      				Insufficiency
                                              			Additional              	in Restated
                        	Common 	   	Treasury	Paid-in     	Retained	Stockholders'
                       		Stock  	   	Stock		Capital     	Earnings	Equity
Balances as of
January 1, 2001			$2,413,876	$		$(51,035)	$5,013,057	$(24,128)

Effects of merger		2,444,087			1,373,290	4,004,783	(3,630,618)

Comprehensive loss								861,314		(1,009,226)

Balances as of
December 31,2001		4,857,963			1,322,255	9,879,154	(4,663,972)

Cancellation of swaps				(115,675)	64,801

Comprehensive loss								(3,742,169)	105,741

Balances as of
December 31, 2002		4,857,963	(115,675)	1,387,056	6,136,985	(4,558,231)

Reduction of common stock	(115,675)	115,675

Transfer of additional
liability of employee
retirement obligations								(146,450)

Allowance for accounts
receivable due from
shareholders									(175,317)

Comprehensive loss								(3,348,336)	397,918

Balances as of
December 31, 2003		$4,742,288	$		$1,387,056	$2,466,882	$(4,160,313)


				Additional			Cumulative	Minority
				Liability	Cumulative	Translation    	Stockholders'
				for Employee	Initial Effect	Adjustment	Equity		Total
				Retirement	of Deferred	of Foreign	in Consolidated	Stockholders'
				Obligations	Income Taxes	Subsidiaries	Subsidiaries	Equity

Balances as of
January 1, 2001			$(13,160)	$(512,014)	$13,264		$1,564,204	$8,404,064

Effects of merger				(2,568,882)	(11,559)	(1,524,875)	86,226

Comprehensive loss		(133,290)			121,874		4,188		(155,140)

Balances as of
December 31, 2001		(146,450)	(3,080,896)	123,579		43,517		8,335,150

Cancellation of swaps										50,874

Comprehensive loss						(36,296)	27,616		3,645,108

Balances as of
December 31, 2002		(146,450)	(3,080,896)	87,283		71,133		4,639,168

Reduction of common stock

Transfer of additional
liability of employee
retirement obligations		146,450

Allowance for accounts
receivable due from
shareholders											(175,317)

Comprehensive loss						90,737		(3,357)		2,863,038

Balances as of
December 31, 2003		$		$(3,080,896)	$178,020	$67,776		$1,600,813



See accompanying notes to consolidated financial statements.



                     Corporacion Durango, S. A. de C. V. and Subsidiaries
                    Consolidated statements of changes in financial position
                      For the years ended December 31, 2003, 2002 and 2001
            (In thousands of Mexican pesos of purchasing power of December 31, 2003)


                               	2003         	2002        	2001
Operating activities:
Consolidated income (loss)
from continuing operations    	$(2,804,937)   	$(3,636,064)	$1,030,582

Items that did not require
(generate) resources:
Depreciation and amortization   396,462      	457,828     	486,686

Amortization of debt issuance
costs and other financing
costs				92,503       	123,633		60,417
Loss on sale of property,
plant and equipment		199,664      	29,540      	30,637
Impairment of long-lived
assets				604,752      	1,569,532
Loss on operations of Durango
Paper Company			315,091      	1,509,053
Deferred income tax           	(71,892)     	(792,114)   	(194,795)
Negative goodwill                                      		(543,206)
amortization
Other                           22,829    	213,436     	(3,931)

                                (1,245,528)  	(525,156)   	866,390

Changes in operating assets
and liabilities:
  (Increase) decrease in:
Trade accounts receivable-Net	(90,405)     	451,812     	6,522
Inventories-Net             	48,271       	244,317     	933,029
Prepaid expenses              	7,289        	(12,096)    	(65,552)
  Increase (decrease) in:
Trade accounts payable         	86,151       	(353,832)   	(350,481)
Accrued interest               	918,458      	158,831     	(85,506)
Accrued expenses and taxes     	12,959       	(41,443)    	(163,666)
other than income taxes
Other-Net                    	(81,605)     	59,473      	(11,737)
Assets of discontinued
operations			5,936        	(155,576)   	131,213
Liabilities of discontinued
operations			75,308    	(113,511)   	(28,008)
Net resources generated by
(used in) operating
activities before
discontinued operations and
extraordinary loss		(263,116)	(287,181)   	1,232,204
Discontinued operations, net
of items that did not
require resources		(178,732)    	129,587	    	114,854
Extraordinary loss                                     	    	(317,947)
Net resources generated by
(used in) operating
activities			(441,898)    	(157,594)   	1,029,111


Financing activities:
Short-term and long-term
debt				259,408      	2,588,475   	2,558,746
Payments of long-term debt    	(405,978)    	(1,703,525) 	(3,230,584)

Translation adjustment of       90,737    	(36,296)    	121,874
foreign subsidiaries
Net resources generated by
(used in) financing
activities 			(55,833)    	848,654	    	(549,964)

Investing activities:
Restricted cash               	(157,504)
Acquisition of machinery and
equipment			(106,719)    	(459,555)   	(846,649)
Sale of property, plant and
equipment			231,070      	61,209      	310,579
Revenues from sale of
discontinued operations		924,620
Investment in subsidiaries                 	(212,899)
Other assets                    18,605    	(379,382)   	(261,487)
Net resources generated by
(used in) investing
activities			910,072    	(990,627)   	(797,557)

Cash and temporary
investments:
Increase (decrease)           	412,341      	(299,567)   	(318,410)
Balance at beginning of year    237,614    	537,181     	855,591

Balance at end of year        	$649,955    	$237,614    	$537,181




See accompanying notes to consolidated financial statements.




Corporacion Durango, S. A. de C. V. and Subsidiaries
Notes to consolidated financial statements

For the years ended December 31, 2003, 2002 and 2001
(In thousands of Mexican pesos of purchasing power of December
31, 2003)



1.Activities, significant developments and subsequent event

   a.Activities - Corporacion Durango, S. A. de C. V. ("CODUSA") and subsidiaries (the "Company") are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks and bags), paper (containerboard, newsprint and bond) to be used in the manufacturing of corrugated boxes, newspaper, books and magazines, and other wood products (plywood and particleboard) in Mexico and in the United States of America.

   b.Merger - At the General Extraordinary Shareholders meeting held on October 8, 2001, the shareholders of CODUSA approved the merger of CODUSA into Grupo Industrial Durango, S. A. de C. V. ("GIDUSA"), subsidiary company. The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporacion Durango, S.A. de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of shares in CODUSA for shares in GIDUSA. As a result of the merger, the Company recorded a net increase in stockholders' equity of $86,226 and issued 72,257,378 common nominative shares without par value. For accounting purposes the merger was accounted for in a manner similar to a pooling-of-interests, and accordingly it has been reflected retroactively in the financial statements for the year ended December 31, 2001.

   c.Durango Paper Company - In August 2002, Durango Paper Company
     ("DPC"), then a subsidiary company, suffered a boiler explosion at one of its plants located in Georgia, which resulted in the suspension of operations and the generation of significant losses. Additionally, at the date of the accident, the Company did not have insurance coverage for such an event and was exposed to the entire loss relating to the incident. In October 2002, the Company sold its investment in DPC to Operadora Omega Internacional, S.A. de C.V., a related company. The sale was made for an aggregate amount of U.S.$100,000, allocated U.S.$50,000 for the purchase of the capital stock and U.S.$50,000 for the purchase of certain accounts receivable due to the Company. This sale gave rise to an aggregate loss of $1,509,053, which was included in other expenses in the statement of operations. The Company granted guarantees for a bank loan of and certain letters of credit issued by DPC amounting to U.S.$25.2 million. In 2003 the creditors called such guarantees, and the Company has initiated negotiations to restructure these debts. Due to the above, during 2003 a charge to the statement of operations of $262,185 (U.S.$23.6 million) was recorded, which corresponds to the balance of the bank debt and letters of credit at the date the debt was transferred to the Company.

   d.Significant developments and subsequent event - In order to expand its production facilities, the Company has contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, on different dates it sold bonds on the New York securities market. However, since 2002 the Company has been severely affected by a combination of economic factors, such as the slowdown of the U.S. and the international economies, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by the Company, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

   The above-mentioned negative economic events led to a significant reduction in the generation of cash flow for the Company and its subsidiaries during the last quarter of 2002, and as a result since November 2002 the Company has been unable to cover the payment of interest and principal on certain debt and has not complied with certain obligations and restrictions imposed by the banks and bondholders to maintain the original maturities of the debt. As a result, a portion of the debt has been reclassified as short term, resulting in negative working capital and uncertainty as to the ability of the Company to continue as a going concern.

   In November 2002, the Company initiated negotiations with the banks and bondholders in an effort to restructure its debt and consider the sale of non-strategic assets. In April 2003, the Company signed a "Forbearance Agreement" with a significant portion of its creditors, under which they agreed to continue productive financial discussions regarding the terms of the debt restructuring. This agreement expired on June 30, 2003.

   On April 30, 2004, the Company and a significant portion of its bank lenders and bondholders signed a Plan Support Agreement regarding its proposed debt restructuring. Under the proposed restructuring, the Company's unsecured creditors would exchange their existing financial debt for one or more tranches of new debt instruments, denominated the Series A, Series B, Series C and Series D Notes, to be issued in an aggregate principal amount of approximately U.S.$715 million. In addition, participating creditors would receive an aggregate of 17% of the Company's share equity, on a fully diluted basis. Also, the Company would make available U.S.$43.5 million to acquire a portion of its outstanding debt at purchase prices of no more than U.S.$650 per U.S$1,000 of principal.

   The Series A Notes will bear annual interest at LIBOR plus 3%, payable quarterly. Principal under the Series A notes will be amortized based on the following schedule: 5% in 2005; 12.5% in 2006; 15% in 2007; 15% in 2008; 25% in 2009;
   and 27.5% in 2010.

   The Series B Notes will bear annual interest at the rate of 7.75% until December 31, 2004, 8.75% during 2005, and 9.75%
   thereafter until maturity on December 31, 2010. Interest on the Series B Notes will be payable quarterly. The Series B Notes may be prepaid at the option of the Company at any time on or after December 31, 2005, without premium or penalty.

   The Series C Notes will not bear interest unless certain events occur, in which case interest will accrue at the annual rate of 8% retroactively from the date of issue. The Series C Notes will mature on December 31, 2012, and will be subject to redemption at the option of the Company under certain circumstances at a discount of up to 50% of face value.

   The Series D Notes will bear annual interest at the rate of 10.5%. Interest on the Series D Notes will be compounded annually and will be payable upon maturity on December 31, 2013.

   Holders of the Series A and Series B Notes will receive a restructuring fee, payable on the note issue date. The notes will be guaranteed by certain of the Company's Mexican subsidiaries and be secured by the fixed assets of the Company and such subsidiaries. The Series C Notes will also be guaranteed by the Mexican subsidiaries, which guarantee will be subordinate to the guarantee of the Series A and Series B Notes, but without being secured by the fixed assets. The Series D Notes will not be guaranteed or secured.

   Under the terms of this agreement in principle, the creditors would support the Company's overall financial restructuring through an exchange offer; in the event the exchange offer is not consummated but the Company obtains the necessary approvals from its creditors to support a consensual plan of reorganization, such plan could be filed under the United States of America's bankruptcy rules.

2.Basis of presentation

   a.Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico ("Mexican GAAP"). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

   b.Going-concern - The accompanying consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. As indicated in the accompanying financial statements, during the years ended December 31, 2003 and 2002, the Company has incurred significant consolidated net losses and since 2001 its operating margin has substantially declined. As of December 31, 2003 and 2002 the Company has negative working capital and is experiencing severe liquidity problems. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

     The accompanying consolidated financial statements do not include any adjustments related to the valuation and presentation of assets or the presentation and amount of liabilities that might result if the Company is unable to continue as a going concern. As described in Note 1, since November 2002 the Company has not complied with principal and interest payments on certain debt, which as a result has been classified as short term. The Company's ability to continue as a going concern is dependent upon its ability to generate profits and to restructure its debt. As mentioned in Note 1.d, the Company is committing significant resources to the debt restructuring efforts and has reached an agreement in principle with a significant portion of its creditors, who will support a comprehensive financial restructuring; however, there can be no assurance that the Company will be successful in its efforts.

   c.Consolidation of financial statements - The consolidated financial statements include those of CODUSA and its subsidiaries. The ownership percentage in the capital stock of the significant subsidiaries is shown below. Intercompany balances and transactions have been eliminated in these consolidated financial statements.


          Group (or Company)      Ownership       Activity
                                 Percentage
      Industrias Centauro, S.        99%     Manufacturing of
       A. de C. V.                            containerboard,
                                              liner and medium

      Compania Papelera de           98%     Manufacturing of
       Atenquique, S. A. de C.                containerboard,
       V.                                     liner and medium

      Envases y Empaques de         100%     Manufacturing of
       Mexico, S.A. de C.V.                   corrugated boxes
                                              and multi-wall
                                              sacks

      Empaques de Carton            100%     Manufacturing of
       Titan, S. A. de C. V.                  corrugated boxes
       and subsidiary                         and multi-wall
                                              sacks

      Grupo Pipsamex, S. A. de      100%     Manufacturing of
       C. V. and subsidiaries                 newsprint and
                                              bond paper

      Durango McKinley Paper        100%     Manufacturing of
       Company                                containerboard,
                                              liner and medium,
                                              and corrugated
                                              boxes

      Ponderosa Industrial de       100%     Manufacturing of
       Mexico, S. A. de C. V.                 plywood and
                                              particleboard

   d.Translation of financial statements of foreign subsidiaries -
     To consolidate the financial statements of foreign subsidiaries that operate independently of the Company, the same accounting policies as those of the Company are followed, and the local currency financial statements are restated in the constant currency of the country in which they operate. Subsequently, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation adjustment of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates:
     (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities, (ii) the exchange rate in effect at the date the contributions were made for common stock, (iii) the exchange rate in effect at the end of the year in which the losses were generated for accumulated deficit, and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

     The financial statements of foreign subsidiaries included in the 2002 and 2001 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate of the latest year presented.

   e.Comprehensive loss - Comprehensive loss presented in the accompanying statements of changes in stockholders' equity represents all changes in stockholders' equity during each year except those resulting from investments by and distributions to owners, and is comprised of the net income (loss) of the year, plus other comprehensive loss items of the same period which, in accordance with Mexican GAAP, are presented directly in stockholders' equity without affecting the consolidated statements of operations. In 2003, 2002 and 2001, the other comprehensive loss items consist of the excess (insufficiency) in restated stockholders' equity, adjustment for additional liability for employee retirement obligation, and the translation effects of foreign subsidiaries.

   f.Reclassifications - Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.


3.Summary of significant accounting policies

   The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows:

   a.New accounting policies - Beginning January 1, 2003, the
     Company adopted the provisions of new Bulletin C-8, "Intangible Assets", which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets; preoperating costs that are not considered development costs should be recorded as a period expense; and intangible assets considered to have indefinite useful lives are not amortized, but instead are subject to impairment tests. The unamortized balance of capitalized preoperating costs up to December 31, 2002, will continue to be amortized according to the provisions of the former Bulletin C-8. The adoption of this new bulletin did not have significant effects on the Company's consolidated financial position or results of operations.

     Beginning January 1, 2003, the Company also adopted the provisions of new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of this new bulletin did not have significant effects on the Company's consolidated financial position or results of operations.

   b.Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior years have been restated to Mexican pesos of purchasing power of December 31, 2003 and, therefore, differ from those originally reported in the prior years.

   c.Temporary investments - Temporary investments are stated at the lower of acquisition cost, plus accrued yields, or estimated net realizable value.

   d.Inventories and cost of sales - Inventories are stated at the lower of net realizable value or average cost, which is similar to the most recent purchase price or production cost. Cost of sales is stated at estimated replacement cost at the time of sale.

   e.Property, plant and equipment - Property, plant and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index ("NCPI"). For fixed assets of foreign origin, restated acquisition cost expressed in the currency of the country of origin is converted into Mexican pesos at the market exchange rate in effect at the balance sheet date. Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their service lives.

                                         Years
       Buildings                         25-50
       Industrial machinery and          23-40
       equipment
       Vehicles                          1-5
       Computers                         1-3
       Office furniture and equipment    5-10


     Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

     Comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated using the NCPI.

   f.Impairment of long-lived assets in use - The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

   g.Other assets - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over their estimated useful life. Those disbursements that do not meet such requirements are recorded in results of the period in which they are incurred. Intangible assets with indefinite lives are not amortized; however, their value is subject to impairment tests. Preoperating costs incurred after January 1, 2003 are recorded directly in results of the period in which they are incurred. Preoperating expenses incurred and capitalized up to December 31, 2002 are amortized using the straight-line method over three years.

   h.Financial instruments - Financial assets and liabilities resulting from any type of financial instrument, except for investments in financial instruments held to maturity, are presented in the balance sheet at fair value. The effects of the valuation of a financial asset or liability are recognized in results of operations of the respective period. Investments in financial instruments held to maturity are valued at acquisition cost. The costs and yields of financial instruments are recognized in results of the period in which they occur. Dividends from equity financial instruments are recognized in results of operations of the same period in which the fair value of the financial instrument is adjusted by such dividends.

   i.Derivative financial instruments - The internal control system established by the Company includes policies and procedures to manage its exposure to fluctuations in interest rates and in foreign currency exchange rates using derivative financial instruments. These instruments are traded only with authorized institutions and trading limits have been established for each institution. The Company does not carry out transactions with derivative financial instruments for the purpose of speculation. As of December 31, 2003 and 2002, the Company did not have derivative financial instruments.

   j.Goodwill - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized using the straight-line method over the estimated time period in which the acquired subsidiaries will become integrated to the Company. During 2003, 2002 and 2001, the Company did not record any amount in relation to goodwill, and there was no amortization of goodwill.

   k.Negative goodwill - This represents the excess of recorded value over cost of subsidiary companies and is restated using the NCPI. It is amortized using the straight-line method over the estimated time period in which the acquired subsidiaries will become integrated into the Company. During 2003 and 2002, there was no amortization of negative goodwill, and amortization in
     2001 was $543,206.   During 2003, 2002 and 2001, the Company did
     not record any amount in relation to negative goodwill.

   l.Employee retirement obligations - Seniority premiums and pension plans are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

   m.Debt issuance costs - Debt issuance costs, which are included in other assets, are restated by applying the NCPI and are amortized over the outstanding term of the debt on a straight-line basis.

   n.Provisions - Provisions are recognized for obligations that result from a past event, that are likely to result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

   o.Income tax, tax on assets and employee statutory profit sharing
     V Income tax ("ISR") and employee statutory profit sharing ("PTU") are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

     The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

   p.Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations, except those amounts capitalized as a component of construction cost.

   q.Excess (insufficiency) in restated stockholders' equity -
     Excess (insufficiency) in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the increase in the restated value of machinery and equipment and inventories above (below) inflation.

   r.Revenue recognition - Revenues are recognized in the period in which the risks and rewards of ownership of the inventories are transferred to the customers, which generally coincides with the delivery of products to customers in satisfaction of orders.

   s.Monetary position gain - Monetary position gain, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

   t.Net income (loss) per share - Basic income (loss) per common share is calculated by dividing net income (loss) of majority stockholders by the weighted average number of shares outstanding during the year. Diluted income (loss) per share is determined by adjusting consolidated net income (loss) and common shares on the assumption that the Company's commitments to issue or exchange its own shares would be realized.


4.Cash and temporary investments

                                        2003        	2002
   Cash                                 $233,448   	$91,060
   Temporary investments                416,507   	146,554

                                        $649,955   	$237,614

5.Trade accounts receivable

	                                2003         	2002
   Trade accounts receivable            $1,757,542   	$1,747,003
   Recoverable taxes                    93,193       	39,945
   Other                                93,458       	52,272
                                        1,944,193    	1,839,220
   Allowance for doubtful accounts      (145,258)    	(132,397)

                                        $1,798,935   	$1,706,823

6.
   Inventories

                                        2003      	2002
   Finished goods                       $208,927    	$236,379
   Production-in-process                10,803      	30,717
   Raw materials                        327,731    	311,559
   Spare parts and materials for        243,079     	305,088
   immediate consumption
   Molds and dies                       73,208      	73,679
   Other                                26,758      	15,754
                                        890,506     	973,176
   Allowance for obsolete inventories   (28,344)    	(31,175)
                                        862,162     	942,001
   Advances to suppliers                46,007      	52,488
   Merchandise-in-transit               187,541     	149,492

                                        $1,095,710  	$1,143,981

7.Restricted cash

   Corresponds to U.S.$14 million, which was provided from the resources generated by the sale of the warehouse described in
   Note 16 and the sale of the Company's participation in the equity of Productora Nacional de Papel, S.A. de C.V. described in Note 18. Under the terms of a loan agreement, the Company is required to use the resources obtained for capital expenditures.




8.Property, plant and equipment

					2003           	2002
   Buildings                            $3,365,735    	$3,624,486
   Industrial machinery and equipment   17,668,631  	17,654,725
   Vehicles, computers, office          1,192,198   	1,403,723
   furniture and equipment
                                        22,226,564  	22,682,934
   Accumulated depreciation and         (9,523,226) 	(10,418,813)
   amortization
   Accumulated impairment loss          (2,174,284) 	(1,569,532)
                                        10,529,054  	10,694,589
   Land                                 765,166     	1,096,667
   Construction-in-progress             46,906   	239,256

                                        $11,341,126 	$12,030,512

   The Company's assets that were acquired through capital leases are as follows:

                                        2003       	2002
 Industrial machinery and equipment     $354,287   	$368,352
   Accumulated depreciation             (44,247)   	(31,775)

                                        $310,040   	$336,577


   Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $374,262, $442,683 and $452,125,
   respectively.

   During 2003 and 2002, the Company reviewed the recoverable value of its long-lived assets, which was determined by the future cash flow generated over the useful lives of the corresponding assets, which extends from 20 to 35 years after 2003. As a result, the Company recorded $604,752 and $1,569,532 during 2003 and 2002, respectively, as an impairment loss for its long-lived assets. The deferred income tax effect for this reserve resulted in a benefit of $193,521 and $502,250 during 2003 and 2002, respectively.

   As of December 31, 2003 and 2002 the Company has assets temporarily out of use for a net amount of $92,988 and $348,103, respectively.

   Some loans are collateralized with the machinery and equipment acquired with those loans. Leased machinery has been pledged as collateral.

   The comprehensive financing costs capitalized in 2001 were $34,145; during 2003 and 2002, the Company did not capitalize any comprehensive financing costs. Unamortized capitalized comprehensive financing cost was $69,349 and $72,110 at December 31, 2003 and 2002, respectively.


9.Other assets



                 Intangible
                 asset of
                 employee
         	 retirement     Debt issuance
                 obligation     cost  		Other		Total
   Assets:
  Balance as of
   January 1,
   2003		 $67,423   	$616,658    	$172,752	$856,833

  Variation -
   Net		 33,635   	(13,932)    	(4,673)      	15,030

  Balance as of
   December
   31, 2003	 101,058   	602,726     	168,079      	871,863

  Accumulated
   amortization:

  Balance as of
   January 1,
   2003				211,367     	5,460        	216,827

  Amortization
   expense			83,147      	31,556       	114,703

  Balance as of
   December
   31, 2003			294,514     	37,016       	331,530

  Net balance
   as of
   December
   31, 2003	 $101,058   	$308,212    	$131,063     	$540,333



   During 2002 and 2001, the Company capitalized debt issuance costs amounting to $224,459 and $261,487, respectively; during 2003 the Company did not capitalize any debt issuance costs. In 2003, 2002 and 2001, the Company amortized $83,147, $123,633 and $60,417, respectively, of debt issuance costs. For the year ended December 31, 2001, the Company wrote off debt issuance costs related to the Yankee Bond issuances with maturities in 2001 and 2003 of $21,657 and $14,412, respectively.
10.
   Short-term and long-term debt

   a.Short-term and long-term debt is summarized as follows:

                                        2003         2002
       Continuing operations:
       Short-term debt                  $8,535,163   $7,595,462
       Current portion of long-term
       debt				121,290      278,577
       Long-term debt                   399,423	     1,021,426
                                        9,055,876    8,895,465

       Discontinued operations:
       Current portion of long-term
       debt				30,126       16,148
       Long-term debt                   111,239      104,956
                                        141,365      121,104

                                        $9,197,241   $9,016,569


   b.Total debt classified by the main classes of liabilities are as follows:

                                        2003         2002
       Senior Notes                     $5,678,562   $5,484,786
       Bank loans                       2,650,174    2,628,890
       Notes                            540,487      522,045
       Financial lease agreements       194,706      322,955
       Letters of credit                74,599
       Euro Commercial Paper            56,186       54,269
       Other long-term debt             2,527        3,624

                                        $9,197,241   $9,016,569

     Senior Notes are comprised of four series, which mature in 2003, 2006, 2008 and 2009, with a total principal amount of U.S.$505.3 million as of December 31, 2003; bearing interest at fixed rates that range from 12.625% to 13.75% annually. Wells Fargo Bank of Minnesota, N.A. acts as trustee.

     As of December 31, 2003, bank loans amount to U.S.$238.9 million, with The Chase Manhattan Bank, N. A., Banco Nacional de Mexico, S.A., California Commerce Bank, Bank of Albuquerque, N.A., Bancomext, S.N.C., Bancomer, S.N.C., Bank of America, N. A. and Commerze Bank; bearing interest at LIBOR plus a margin, which ranges from 1.5% to 8%. Maturities are variable, through 2010. Some bank loans are secured by the Company's machinery and equipment.

     Notes payable for U.S.$48.1 million to HG Estate, LLC, bearing interest at fixed rates, which range from 10% to 13% per annum, payable semiannually.

     Financial lease agreements for U.S.$17.4 million with Arrendadora Bank of America, N.A. and GE Capital Leasing; bearing interest at LIBOR plus 3.25% through 3.5% per annum. Maturities are variable through 2009. The leased machinery has been pledged as collateral.

     Letters of credit for U.S.$6.7 million with JPMorgan
     Chase Bank and Bank of America, N.A.

     The Euro Commercial Paper's balance of U.S.$5 million is derived from an issuance matured in February 2003. This debt bore interest at 9.75% annually prior to maturity.

   c.The Senior Notes, bank loans and financial lease agreements contain covenants, obligations and restrictions with which CODUSA and/or its subsidiaries must comply, mainly in respect of contracting other credit lines, payment of dividends and decrease in capital stock, restrictions on transactions with related parties and the maintenance of certain financial ratios, as well as compliance with prompt payment of interest and principal upon each maturity. Since November 2002, the Company has failed to comply with the payment of interest and principal maturing on certain bank loans and notes. As a result, the Company is in default with respect to such obligations and some of these bank loans and notes have matured and not been paid. According to the terms of certain of the Company's debt instruments, the banks and bondholders may demand in advance, the immediate payment of principal and interest outstanding on the loans and bonds in default. Therefore, the principal amount of the past due loans and notes that are in default have been classified as short-term debt.

     Payments on certain debt are guaranteed, jointly and severally on an unsecured basis by the following subsidiaries, Empaques de Carton Titan, S.A. de C.V.,
     Compania Papelera de Atenquique, S.A. de C.V., Ponderosa
     Industrial de Mexico, S.A. de C.V. and Industrias
     Centauro, S.A. de C.V.

   d.As of December 31, 2003, long-term debt matures as follows:


       2005                             $128,227
       2006                             88,146
       2007                             87,497
       2008                             65,022
       2009                             30,531


       Thereafter                 	$399,423

   e.At December 31, 2003, minimum rental commitments under capital leases are as follows:

       Total minimum lease obligations   $199,410
       Unearned interest                 4,704
       Present value of obligations      194,706
       Current portion of obligations    (75,113)

       Long-term portion of capital
       lease obligations		 $119,593

       Capital lease obligations, which include a purchase option at the end of the lease term, mature as follows:

       Year ending December 31,

       2004                              $75,113
       2005                              60,306
       2006                              17,826
       2007                              17,826
       2008                              17,826
       Thereafter                        5,809

                                         $194,706

11.
   Financial instruments and derivative financial instruments

   a.Financial instruments - The estimated fair value amounts of the Company's financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The carrying amounts of the Company's cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at rates tied to market indicators, as appropriate. The Company's long-term debt consists of debt instruments that bear interest at fixed or variable rates tied to market indicators.

     As of December 31, 2003 and 2002, the Company was unable to calculate a reasonable estimate of the fair value of the Company's long-term debt, because the comparable market information required to determine the estimated fair value of long-tem debt was not attainable due to the financial situation of the Company. The fair value of the Senior Notes was estimated based on quoted market prices, as follows:

                         2003                     2002
                 Carrying      Fair        Carrying     Fair
                 Amount        Value       Amount      Value

 Senior Notes    $5,678,562    $3,378,869  $5,484,786  $1,668,307


   b.Derivative financial instruments - The Company entered into several equity swaps with respect to its American Depositary Receipts ("ADRs"). The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts) as well as financing cost was recorded directly to stockholders' equity through December 31, 2000. As a result of the adoption of Bulletin C-2, during 2001, the Company recorded $22,150 in the statement of operations. The fair value of the equity swaps is estimated based on their quoted market price, which as of December 31, 2001, was equal to its carrying amount. The equity swap matured in May 2002, and in connection the Company purchased 2,240,000 shares that were recorded as treasury stock.

   c.Concentration of credit risk - The financial instruments that potentially are subject to a concentration of credit risk are principally cash and temporary investments and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.


12.Employee retirement obligations

   Mexico - The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days' wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method. The present values of these obligations and the rates used for the calculations are:

                                        2003         2002

  Accumulated benefit obligation        $199,467     $166,112

  Projected benefit obligation          $179,061     $200,114
  Unrecognized items:
  Variances for assumptions and
   adjustments based on experience      10,624       (23,148)
  Transition asset                      (91,276)     (82,292)

  Net projected liability               98,409       94,674
  Additional liability related to
   seniority premiums                   101,058      71,438

                                        $199,467     $166,112

   The rates used in the actuarial calculations, net of effects of inflation, were:

                               2003     2002    2001
                                 %       %        %

   Discount of the
   projected benefit
   obligation at
   present value		5%       5%      5%
   Salary increase              2%       2%      2%

   The amortization periods for the unamortized items are as follows:

                                         Remaining
                                           Years

   Transition asset                         18
   Variances in assumptions                 18



   Net period cost is comprised as follows:

                               	2003     	2002		2001
   Service costs		$5,483   	$8,825		$9,141
   Amortization of
   transition asset,
   variances for
   assumptions and
   adjustments based on
   experience		      	8,417     	10,755       	9,170
   Interest cost              	8,929      	9,399      	10,407

   Net period cost          	$22,829    	$28,979     	$28,718


   In connection with the reorganization process of the Company's operations, there was a termination of administrative and operating personnel during 2003 that represented payments of $59,262, which are included in other expenses in the accompanying consolidated statements of operations.

   United States of America - The subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2003, 2002 and 2001, total expenses related to these plans were $34,498, $47,637 and $120,576, respectively.

   As of December 31, 2003 and 2002, the Company did not have any defined benefits plans; therefore, during 2003 the additional liability of employee retirement obligations, which was included within stockholders' equity, was transferred to retained earnings. The net cost for 2001 consisted of the following:

   Service costs                        $8,904
   Amortization of transition asset     2,980
   Interest cost                        37,548

                                        $49,432

   The expected return on plan assets was $47,542 for 2001. The rates used in the actuarial calculations were:

   Expected long-term rate of return
   on plan assets			   9.00%
   Discount rate                           7.25%


13.Stockholders' equity

   a.Common stock shares at par value as of December 31 are comprised as follows:

      2003
                  Number of   	Par         	Restatement
                  Shares      	Value       	Effect      	Total
      Fixed
      capital
      Series A    46,610,100  	$699,714   	$1,707,265  	$2,406,979


      Variable
      capital
      Series A    45,222,022  	678,873    	1,656,436   	2,335,309


      Total
      shares	  91,832,122  	$1,378,587 	$3,363,701	$4,742,288


      2002 and 2001
                  Number of     Par          	Restatement
                  Shares       	Value        	Effect        	Total
      Fixed
      capital
      Series A    46,610,100    $699,714     	$1,707,265    	$2,406,979


      Variable
      capital
      Series A    47,462,022    712,500      	1,738,484     	2,450,984


      Total
      shares      94,072,122    $1,412,214   	$3,445,749    	$4,857,963


     Common stock consists of common nominative Series A shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

   b.On June 30, 2003, the Board of Directors approved the cancellation of 2,240,000 treasury shares. Consequently, the variable portion of common stock was reduced by $115,675 ($33,627 at par value).

   c.Retained earnings include the statutory legal reserve.  The
     Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2003 and 2002, the legal reserve, in historical pesos, was $238,870.

   a.Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

   b.The balances of the stockholders' equity tax accounts as of December 31, are:

                                        2003            2002

       Contributed capital account      $3,357,271	$3,304,135
       Consolidated net tax income
       account				1,606,671	1,617,760
       Consolidated net reinvested tax
       income account 			871,769         838,433

       Total                            $5,835,711      $5,760,328

       As illustrated in the preceding table, the total amount of the balances of the stockholders' equity tax accounts exceeds stockholders' equity, according to the accompanying balance sheet.


14.Foreign currency balances and transactions

   a.At December 31, the foreign currency monetary position is as follows:

                                         2003           2002
       Thousands of U.S. dollars:
       Monetary assets                  39,219		27,483
       Monetary liabilities           	(929,657)	(872,633)

       Monetary asset (liability)     	(890,438)     	(845,150)
       position, net

       Equivalent in Mexican pesos   	$(10,006,030)  	$(8,822,774)


       Thousands of Euros:
       Monetary asset (liability)
       position, net			(10,346)   	(10,710)

       Equivalent in Mexican pesos      $(146,282)  	$(116,976)


   b.Nonmonetary assets of foreign origin at December 31, 2003 are as follows:

                                          	Foreign    	Equivalent
                                         	Currency    	in Mexican
                            Currency     	Balance      	Pesos
       Inventories          U.S.         	13,659      	$153,397
                            dollar
       Industrial
       machinery and
       equipment
       United States of     U.S.dollar         	405,252     	4,553,903
       America
       Brazil               Real         	184,525     	717,489
       Japan                Yen          	4,736,765   	496,412
       Germany              Euro         	31,865      	451,317
       Canada               Canadian dollar    	42,480      	369,731
       Other                                         		323,843


   c.The condensed financial information of the principal foreign subsidiaries as of December 31, 2003 are as follows:



                              	2003         	2002         	2001
                                   (In thousands of U.S. dollars)
       United States of America
       Net sales            	146,646     	291,700      	343,919
       Income from          	4,471       	(17,570)     	(4,413)
       operations
       Net income           	(54,559)    	(96,610)     	(37,131)

       Current assets       	30,216      	45,203       	96,028
       Total assets         	115,022     	132,544      	298,281
       Current              	18,960      	33,522       	95,772
       liabilities
       Total liabilities    	48,204      	65,183       	210,458



   d.Transactions denominated in foreign currency were as follows:


                            2003         	2002         	2001
                                  (In thousands ofU.S.dollars)
       Export sales         166,230     	302,174      	433,802
       Interest expense     (96,455)    	(81,441)     	(111,876)
       Interest income      31          	613          	2,558
       Import purchases     (167,303)   	(337,821)    	(456,771)
       Acquisition of
       machinery and        (35,486)    	(20,978)     	(17,831)
           equipment


   e.The exchange rates in effect at the dates of the consolidated balance sheets and of issuance of the consolidated financial statements were as follows:


                                 December 31         	April 30,
                              2003         2002        	2004
       U.S. dollar          $11.2372       $10.4393    	$11.4068

       Euros                14.1390        10.9221      13.6539

15.Transaction and balances with related parties

   a.Transactions with related parties, carried out in the ordinary course of business, were as follows:


                         	2003      	2002         	2001
       Interest income  	$25,077		$20,954		$7,325
       Sale of paper   		12,131
       Sale of industrial
       machinery and
       other equipment		16,194
       Sale of shares                   	543
       Sale of accounts
       receivable				543
       Freight expenses     	42,321
       Flight services                  	5,316
       paid
       Other income         	3,193


    b.Balances receivable and payable with related parties are as follows:

                                         2003		2002
       Due from related parties-
       Administradora Corporativa y
       Mercantil, S.A. de C. V.		$175,317    	$155,938
       Durango Georgia Receivables
       Company				194,853     	35,361
       Durango Paper Company            58,569
       Lineas Aereas Ejecutivas de
       Durango, S. A. de C. V.		13,992
       Other                            291    		8
                                        443,022     	191,307
       Allowance for doubtful accounts  (428,739)

                                        $14,283    	$191,307

       Due to related parties-
       Lineas Aereas Ejecutivas de
       Durango, S.A. de C. V.		$           	$5,590

      During 2003 the Company recorded an allowance for the account receivable due from Administradora Corporativa y
      Mercantil, S. A. de C. V. Since the Company's shareholders own this company, this adjustment was recorded as a debit to retained earnings.


16.Other expenses

                               	2003        	2002         	2001
 Loss on sale of
 property, plant and
 equipment			$(199,664) 	$(29,540)	$(30,637)
 Severance payments due
 to reorganization		(59,262)
 Restructuring expenses   	(272,885)
 Impairment of long-
 lived assets			(604,752)   	(1,569,532)
 Loss on operations of
 DPC				(315,091)   	(1,509,053)
 Negative goodwill                                 		543,206
 Other income (expenses)   	(59,535)   	(18,837)     	(36,139)

                            	$(1,511,189)  	$(3,126,962)	$476,430

   On November 25, 2003, the Company sold a warehouse for U.S.$11.5 million. As part of the sale, the Company reserved the right to use a portion of the warehouse representing approximately one third of the entire property for a period of five years at no cost. This sale generated a loss of $193,891, which is presented in other expenses in the statement of operations.

   As mentioned in Note 1, the Company is committing significant resources to the debt restructuring efforts, for this reason on December 2002 a group of advisors was hired to support the Company in the restructuring of its debt and in the sale of non-strategic assets. On April 7, 2003, the Company entered into a forbearance agreement with a significant portion of its creditors, and a payment of a forbearance fee of U.S.$12 million was required. The forbearance agreement expired on June 30, 2003.

17.Income taxes, tax on assets and employee statutory profit sharing

   In accordance with Mexican tax law, the Company is subject to income tax ("ISR") and tax on assets ("IMPAC"). ISR takes into consideration the taxable and deductible effects of inflation.

   The ISR rate was 35% in 2002 and 2001 and 34% in 2003, and will be reduced by one percentage point each year until reaching 32% in 2005. In 2002, the deduction for employee statutory profit sharing ("PTU") and the obligation to withhold taxes on dividends paid to individuals or foreign residents were eliminated.

   IMPAC is calculated by applying a rate of 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

   The Company incurs consolidated ISR and IMPAC with its Mexican subsidiaries in the proportion that the Company owns the voting stock of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion and the tax results of the holding company are also consolidated at 60%. Estimated payments of ISR and IMPAC of both the Company and its subsidiaries are made as if the Company did not file a consolidated tax return.

   a.ISR consists of the following:

                              	2003        2002         2001
       Current              	$(72,108)   $(114,891)   $(243,352)
       Deferred               	71,892      792,114      194,795

                            	$(216)      $677,223     $(48,557)

   b.The reconciliation of the statutory and effective ISR rates expressed as a percentage of income (loss) from continuing operations before ISR and PTU for the years ended December 31, 2003, 2002 and 2001 is:


                              	2003         	2002         	2001

     Statutory rate		34.00%		35.00%		35.00%

     Add (deduct) the
     effect of permanent
     differences:
     Non deductible
     expenses			(1.30%)      	(0.24%)       	1.91%
     Other                	(14.59%)      	(0.75%)     	(30.64%)
     Add (deduct) the
     effects of inflation	0.90%       	(0.61%)      	(1.77%)
     Effect of change in
     statutory rate on
     deferred ISR		0.49%        	4.70%
     Change in valuation
     allowance for
     recoverable IMPAC
     and benefit of tax
     loss carryforwards   	(19.51%)    	(22.40%)

       Effective rate 		(0.01%)     	15.7%        	4.5%


   c.At December 31, 2003 and 2002 the main items comprising the liability balance of deferred ISR are:


                                    	2003         	2002
      Deferred ISR asset (liability):
      Property, plant and equipment	$2,822,829	$2,892,265
      Inventories                       243,904      	(19,209)
      Allowance for doubtful accounts   (127,578)    	(39,562)
      Accrued expenses                  (152,243)    	(55,624)
      Other assets                      58,458      	90,146
      Other, net                        (8,593)    	(155,853)
      Deferred ISR from temporary
      differences			2,836,777   	2,712,163

      Effect of tax loss carryforwards 	(1,545,386)   	(1,092,446)

      Recoverable tax on assets         (316,349)   	(263,348)
                                        975,042     	1,356,369
      Valuation allowance for the
      deferred ISR asset and
      recoverable tax on assets		943,805    	396,913

      Net long-term deferred ISR
      liability				$1,918,847  	$1,753,282


   d.Due to a deterioration in the circumstances used to assess the recovery of tax on assets paid and realization of the benefit of tax loss carryforwards, in 2003 and 2002 the valuation allowance for recoverable tax on assets and benefit of tax loss carryforwards was increased by $546,892 and $965,793, respectively, and charged to results of operations.

   e.At December 31, 2003 and 2002, the Company has taxable temporary and permanent differences related to deferred PTU, mainly inventories and property, plant and equipment, for which the deferred PTU liabilities were not estimated nor recorded because the Company believes that they will not reverse due to the recurring nature of the related transactions.

   f.Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been partially recognized may be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are:


       Year of                           Tax Loss    	Recoverable
       Expiration                       Carryforwards     IMPAC

       2004                              $484,136    	$48,673
       2005                              221,360     	13,073
       2006                              169,449     	26,274
       2007                              99,771      	26,091
       2008                              147,317     	25,308
       2009                              100,769     	19,769
       2010                              112,249     	23,857
       2011                              127,997     	22,211
       2012                              1,950,845   	58,092
       2013                              1,415,437   	53,001

                                         $4,829,330  	$316,349


   g.For the years ended December 31, 2003, 2002 and 2001, the change in excess (insufficiency) in restated stockholders' equity, as shown in the accompanying statements of changes in stockholders' equity, is presented net of the effect of the related deferred income tax of $200,679, $151,170 and $22,986, respectively.

18.Discontinued operations

   In connection with the Company's financial and operating restructuring, during 2003 the discontinuation and/or sale of some subsidiaries or significant assets was authorized. The related assets, liabilities and operating results have been presented as discontinued operations in the accompanying financial statements. Discontinued operations are as follows:

   a.On February 27, 2003, the Company sold the assets of its molded pulp division for approximately U.S.$53.7 million, resulting in a gain of $334,969, which is included in the net loss of discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

   b.On November 14, 2003, the Company sold its investment in
     Productora Nacional de Papel, S. A. de   C. V. for U.S.$28
     million, giving rise to a loss of $447,466, which is included in the net loss of discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2003.

   c.During 2003, the Company's management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer, who is in the process of performing due diligence. Based on the ongoing negotiations with the potential buyer, the Company reduced the book value of the net assets that will be sold by $351,291, which is included in the net loss of discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2003.

     The recorded value of the net assets of discontinued operations consist of the following:


                                        2003         	2002
      Cash                          	$3,283		$33,320
      Accounts receivable-Net       	56,825       	165,147
      Inventories-Net               	23,795       	190,784
      Prepaid expenses                	287         	579

      Total current assets            	84,190    	389,830

      Property, plant and equipment-
      Net				252,847      	1,602,182
      Other assets-Net                               	100,811

      Total noncurrent assets      	252,847    	1,702,993

      Total assets                     	$337,037    	$2,092,823

      Short-term debt and current
      portion of long-term debt		30,126       	16,148
      Trade accounts payable            39,202       	121,657
      Other accounts payable, taxes     15,348    	74,253
      and accrued liabilities

      Total current liabilities         84,676    	212,058

      Long-term debt                   	111,239      	104,956
      Deferred income taxes            	78,297       	340,754
      Employee retirement obligations   710    		20,784

      Total long-term liabilities       190,246    	466,494

      Total liabilities                	$274,922    	$678,552

      Net assets of discontinued
      operations			$62,115    	$1,414,271



   The statements of operations reflect discontinued operations, which are comprised as follows:


                       		2003        	2002         2001

   Net sales                	$692,722   	$847,060     $391,024
   Costs of sales             	703,153   	612,732      261,066

   Gross profit             	(10,431)    	234,328      129,958
   Operating expenses-Net     	41,805   	72,227       76,620

   Income (loss) from
   operations			(52,236)    	162,101      53,338
   Net comprehensive
   financing cost		(135,282)   	(159,294)    (64,220)
   Other income (expenses)
   -Net				(25,117)    	86,799       88,089
   Impairment of long-
   lived assets			(351,291)   	(100,961)
   Income (loss) from
   discontinued operations  	(563,926)   	(11,355)     77,207

   Revenues from sales of
   discontinued operations  	924,620
   Cost of sales of
   discontinued operations	1,037,117

   Loss on sales of
   discontinued operations	(112,497)

   ISR and PTU                	127,188   	(91,505)     75,661

   Discontinued operations
   -Net				$(549,235)  	$(102,860)   $152,868

   Depreciation and
   amortization			$37,675   	$44,030      $42,165



19.Extraordinary loss

   For the year ended December 31, 2001, this item is comprised as follows:

 Employee severances                    $174,921
 Net loss on sale of certain non-
 strategic assets 			143,026

                                        $317,947

   a.Early in 2001, the Company entered into negotiations with its unions, with the objective of canceling labor contracts still in effect after approximately 50 years, regarding the operations of Compania Papelera de Atenquique, S.A. de C.V. and Ponderosa Industrial de Mexico, S.A. de C.V. After a few months of negotiations, such contracts were terminated and the number of workers was reduced.

   b.In April and May 2001, certain non-strategic assets of DPC were sold, generating a loss since the carrying value of the assets was higher than the price at which they were sold.

20.Commitments

   a.Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. The related rental Company's expense was approximately $50,544, $59,719 and $77,799 for the years ended December 31, 2003, 2002 and 2001, respectively. As of December 31, 2003, estimated future minimum lease payments under non-cancelable operating leases were as follows:

       Year                             Amount

       2004                             $21,322
       2005                             18,671
       2006                             18,671
       2007                             18,671
       Thereafter                       76,764

                                        $154,009

   b.Durango McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expense under these leases was approximately $4,624, $3,885 and $2,218 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum lease commitments are $2,252 due in 2004.


21.Contingencies

   a.After the sale of DPC, Chapter 11 bankruptcy proceedings before the United States Bankruptcy Court were initiated regarding Durango Georgia Paper Company ("DGPC"), the main DPC subsidiary. Additionally, although formal notice has not been served on the Company, it is known that on April 2, 2004, the DGPC Official Committee of Unsecured Creditors filed a complaint against the Company, which seeks, among other things: (i) recovery of alleged fraudulent and preferential transfers from DGPC to the Company;
     (ii) damages for alleged fraudulent representations and breach of an alleged oral and written guarantee of the DGPC debt; and (iii) equitable subordination of the Company's claims against DGPC. The Company's management believes this claim is without merit and will defend the action.

   b.Subsequent to the sale of Productora Nacional de Papel, S.A. de
     C.V., as described in Note 18, the Mexican National Water Commission billed the Company in the amount of $157,140 related to several differences in the payments of rights for extraction and use of national water for the years 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently waiting for the court's ruling. The Company's management believes that the outcome will be favorable to the Company, since the tax authorities had not properly supported the differences assessed.

   c.On November 8, 2002, the Company initiated an arbitration proceeding against HG Estate LLC for U.S.$85 million due to discrepancies in the calculation of the value of the fixed assets of DPC. Also, on December 19, 2002, HG Estate LLC filed a claim for U.S.$50.2 million due to the failure of payment of capital and interest related to the acquisition of DPC. As of the date of issuance of these financial statements, the claim against the Company has been stayed while the arbitration proceeds.

   d.The Company was sued on February 25, 2003 by Compass Income
     Master Fund, Inc. due to the nonpayment of principal and interest of U.S.$3.5 million on the Euro Commercial Paper, which matured February 12, 2003. Company's management believes that payment of this liability will be made under the same terms and conditions reached as a result of its debt restructuring.

   e.The Company has initiated an injunction against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Management does not believe that any liabilities relating to this injunction are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

   f.The Company has initiated an injunction against the Mexican tax authorities regarding the unconstitutionality of the Substitutive Tax of the Wage Credit. Management believes that the outcome of this process will be favorable to the Company, which represents a contingent asset of $12,196.

   g.Additional taxes payable could arise in transactions with nonresident related parties if the tax authority, during a review, believes that the prices and amounts used by the Company are not similar to those used with or between independent parties in comparable transactions.


22.Information by industry segment and geographical area

   In April 2003, the Mexican Institute of Public Accountants ("MIPA") issued Bulletin B-5, "Financial Information by Segment", whose adoption is mandatory as of April 2003. The information on operating segments is presented based on a management focus. In addition, general information is presented by product, geographical area and homogeneous client groups.

   a.Analytical information by operating segment of continuing operations:

     2003
                                       	         Other         Total         Total
                       Paper	    Packaging    Segments      Segments      Eliminations  Consolidated

     Sales to          $2,806,858   $3,942,603   $81,567       $6,831,028    $             $6,831,028
     customers
     Intersegment
     sales             2,497,232    133,334      16,119        2,646,685     (2,646,685)
     Total sales       5,304,090    4,075,937    97,686        9,477,713     (2,646,685)   6,831,028

     Depreciation and
     amortization      265,850      119,590      11,022        396,462       		   396,462
     Income from
     operations        (109,553)    430,439      (14,506)      306,380       		   306,380
     Total assets      18,475,951   24,709,451   933,989       44,119,391    (28,498,754)  15,620,637
     Capital
     expenditures      75,267       30,917       535           106,719         		   106,719





     2002
                                     	         Other         Total         Total
                       Paper	    Packaging    Segments      Segments      Eliminations  Consolidated

     Sales to
     customers 	      $4,082,248    $3,948,581   $93,668       $8,124,497    $             $8,124,497

     Intersegment
     sales 	      2,756,895     93,505       45,565        2,895,965     (2,895,965)
     Total sales      6,839,143     4,042,086    139,233       11,020,462    (2,895,965)   8,124,497

     Depreciation and
     amortization     334,325       113,408      10,095        457,828          	   457,828

     Income from
     operations	      2,472         495,062      (908)         496,626                     496,626
     Total assets     17,008,990    20,064,711   1,082,256     38,155,957    (22,175,634)  15,980,323

     Capital
     expenditures     217,528  	    147,298      94,729        459,555         		   459,555



     2001
                 	         		 Other         Total         Total
                       Paper	    Packaging    Segments      Segments      Eliminations  Consolidated

     Sales to          $6,041,402   $4,590,438   $143,463      $10,775,303   $             $10,775,303
     customers

     Intersegment
     sales	       3,511,238    95,135       46,088        3,652,461     (3,652,461)
       Total sales     9,552,640    4,685,573    189,551       14,427,764    (3,652,461)   10,775,303

     Depreciation and
     amortization      354,871      114,543      17,272        486,686                     486,686
     Income from
     operations        439,138      485,189      93,726        1,018,053                   1,018,053
     Total assets      22,729,620   22,421,624   1,173,014     46,324,258    (25,695,839)  20,628,419

     Capital
     expenditures      265,305      428,608      152,736       846,649                     846,649


   b.General information of continuing operations by product:


          Net Revenues         	2003        	2002         	2001
       Packaging-
       	Corrugated container	$3,645,682	$3,562,111	$4,058,485
       	Paper sacks          	294,023     	379,359      	524,007
       	Tubes                	2,898       	7,111        	7,946
       Paper-
       	Paper for packaging	1,545,344   	1,570,035    	1,583,424
       	Newsprint            	646,461     	730,963      	1,721,023
       	Uncoated free sheet	615,053     	671,402      	833,990

       	Kraft paper                      	328,493      	415,070
       	Coated bleached board			781,355      	1,487,895
       Other segment           	81,567   	93,668       	143,463

       Total consolidated   	$6,831,028  	$8,124,497   	$10,775,303


   c.General segment information of continuing operations by geographical area:



       2003
                             Revenues      	Total     	Capital
                                          	Assets     	Expenditures
       Mexico               $7,426,589		$41,005,595	$90,235
       United States of     2,051,124		3,113,796    	16,484
       America
       Intersegment
       eliminations	    (2,646,685) 	(28,498,754)

       Consolidated         $6,831,028  	$15,620,637  	$106,719



       2002
                             Revenues      	Total     	Capital
                                          	Assets     	Expenditures

       Mexico               $7,670,024  	$34,253,436  	$301,513
       United States of     3,350,438   	3,902,521    	158,042
       America
       Intersegment
       eliminations	    (2,895,965) 	(22,175,634)

       Consolidated         $8,124,497  	$15,980,323  	$459,555



       2001
                             Revenues      	Total     	Capital
                                         	 Assets     	Expenditures

       Mexico               $9,879,093  	$37,562,168  	$678,508
       United States of     4,548,671   	8,762,090    	168,141
       America
       Intersegment
       eliminations	    (3,652,461) 	(25,695,839)

       Consolidated         $10,775,303 	$20,628,419  	$846,649


  d.Homogeneous clients:

       Annual revenues from the following client groups to which the Company sells are:

                            2003        2002         2001

       Food and beverage    $2,702,866  $3,418,340   $4,542,012
       Agribusiness         495,813     477,323      511,369
       Aviculture           244,261     249,348      292,211
       Maquila sector       266,135     267,158      284,094
       Cement               151,739     237,553      345,316
       Lime and plaster     52,345      51,177       64,829
       Editorial            1,530,000   1,609,000    1,794,000
       Scholastic           228,000     179,000      207,000
       Furniture
       manufacturers	    81,567      93,668       143,463
       Other                1,078,302   1,541,930    2,591,009

       Total                $6,831,028  $8,124,497   $10,775,303

23.New accounting principles

   In March 2003, the Mexican Institute of Public Accountants ("MIPA") issued Bulletin C-15, "Impairment of the Value of Long-Lived Assets and Their Disposal" ("C-15"), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of potential impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. Companies must test for impairment unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows. During 2003 and 2002 indicators of potential impairment were identified by the Company, and in conformity with the accounting principles in effect until December 31, 2003, the Company recorded the effects of this impairment, reducing the machinery's value by approximately $956,043 and $1,670,493, respectively, and reducing the deferred income tax liability by $305,933 and $534,558, respectively, with a net charge to results of operations for those years of $650,110 and $1,135,935, respectively. However, since the present value of estimated future net cash flows from the use of this machinery is less than its book value as of December 31, 2003, the Company estimates that the adoption of C-15 as of January 1, 2004, will result in additional impairment of this machinery, reducing its value by approximately $914,146 and reducing the deferred income tax liability by $292,527, with a net charge to the statement of operations of $621,619.

   In May 2003, the MIPA issued Bulletin C-12, "Financial Instruments of a Debt or Equity Nature or a Combination of Both" ("C-12"), whose application is mandatory for financial statements for periods beginning on or after January 1, 2004, although early adoption is encouraged. C-12 is the compilation of the standards issued by the MIPA with respect to the issue of debt or equity financial instruments, or a combination of both, and includes additional standards on the accounting recognition for these instruments. Consequently, C-12 indicates the basic differences between liabilities and stockholders' equity and establishes the rules for classifying and valuing the components of debt and equity of combined financial instruments in the initial recognition. Subsequent recognition and valuation of liabilities and stockholders' equity of the financial instruments is subject to the standards issued previously in the applicable bulletins. Since the Company has not issued any financial instruments with characteristics of both debt and equity, management believes this new accounting principle will not have any effects on its financial situation and results of operations.


24.Guarantor financial information

   On June 24, 2002, the Company issued U.S.$175 million in 13 3/4 Senior Notes due 2009. These notes are guaranteed, jointly and severally, on an unsecured basis by certain wholly owned and non-wholly owned subsidiaries of the Company.
   Additionally, upon the issuance of the notes, the initial subsidiary guarantors also equally and ratably guaranteed the 2006 and 2008 Notes.

   Presented below is condensed consolidating financial information as of December 31, 2003 and 2002 and for the three years ended December 31, 2003, 2002 and 2001 for CODUSA; non-wholly owned combined guarantor subsidiaries; wholly owned combined guarantor subsidiaries; the combined non-guarantor subsidiaries; eliminations and; the Company's consolidated totals.

   Where applicable the equity method has been used by CODUSA and guarantors with respect to their investment in certain subsidiaries for the respective periods presented. The Company has not presented separate financial statements for the wholly owned guarantor subsidiaries since management has determined that such information is not material to investors. The Company has presented separate financial statements of the non-wholly owned subsidiaries. Other disclosures concerning the guarantor subsidiaries were not included because management has determined that such information is not material to investors.



                                            Condensed consolidating balance sheet

                                                 As of December 31, 2003
                                        Guarantor
                                       subsidiaries


                       		     Non-wholly  Wholly       Non-guarantor
			CODUSA	     Owned	 Owned        subsidiaries    Eliminations  Consolidated

Cash and temporary
investments		$411   	     $1,751      $527,527     $120,266        $       	    $649,955

Due from related
parties                 6,569,031    4,270,368   4,854,618    2,477,967       (18,157,701)   14,283
Other current
assets                  83,586       365,025     1,746,666    1,125,780       (319,431)      3,001,626

Investment in shares
of subsidiaries and/or
affiliated companies    6,875 ,417   246,028     2,299,829    (9,421,274)

Property, plant and
equipment-Net         	401,552      3,422,988   3,282,127    4,234,459                      11,341,126

Other assets      	889,726      75,027      383,230      203,049         (600,348)      950,684

Total assets            $14,819,723  $8,135,159  $11,040,196  $10,461,350     $(28,498,754)  $15,957,674



Due to related
parties		        $3,864,966  $4,820,656   $8,252,532   $1,216,928      $(18,155,082)  $

Other current
liabilities             9,379,240   454,694      473,571      1,559,178       (319,011)      11,547,672

Total long-term
liabilities             42,480      933,352      1,158,209    1,275,496       (600,348)      2,809,189

Total liabilities       13,286,686  6,208,702    9,884,312    4,051,602       (19,074,441)   14,356,861

Capital stock           4,742,288   4,812,204    3,811,539    12,519,089      (21,142,832)   4,742,288

Additional paid-
in capital              1,387,056                664                          (664)          1,387,056


Other stockholders'
equity accounts         (4,596,307) (2,885,793)  (2,656,319)  (6,109,341)     11,651,453     (4,596,307)

Majority stockholder'
equity   		1,533,037   1,926,411    1,155,884    6,409,748       (9,492,043)    1,533,037

Minority stockholders'
equity in consolidated
subsidiaries			    46                                        67,730         67,776

Total stockholders'
equity  		1,533,037   1,926,457    1,155,884    6,409,748       (9,424,313)    1,600,813

Total liabilities
and stockholders'
equity  		$14,819,723 $8,135,159   $11,040,196  $10,461,350     $(28,498,754)  $15,957,674




                                       Condensed consolidating statement of operations

                                            For the year ended December 31, 2003
                                        Guarantor
                                       subsidiaries


                       		     Non-wholly  Wholly       Non-guarantor
			CODUSA	     Owned	 Owned        subsidiaries    Eliminations   Consolidated
Net sales          	$            $1,821,778  $3,736,352   $3,919,583      $(2,646,685)   $6,831,028

Cost of sales and
operating expenses	5,306        1,821,892   3,368,810    4,061,826       (2,733,186)    6,524,648

Income (loss)
from operations    	(5,306)      (114)       367,542      (142,243)       86,501         306,380

Net comprehensive       (517,496)    (213,407)   (650,896)    (140,325)       (76,055)       (1,598,179)
financing cost

Other income       	(124,079)    (486,303)   25,255       (827,564)       (98,498)       (1,511,189)
(expenses)-Net

Income tax and
employee statutory
profit sharing expense	233,708      90,582      168,736      (494,975)                      (1,949)

Equity in losses of
subsidiaries and/or
affiliated companies    (2,978,520)  (2,723)     (109,957)    (912,723)       4,003,923

Loss from continuing
operations		(3,391,693)  (611,965)   (199,320)    (2,517,830)     3,915,871      (2,804,937)

Discontinued
operations-Net          43,357                   (188,577)    (507,786)       103,771        (549,235)

Consolidated net loss   $(3,348,336) $(611,965)  $(387,897)   $(3,025,616)    $4,019,642     $(3,354,172)


                           Condensed Consolidating Statements of
                               Changes in Financial Position

                          For the year ended December 31, 2003

                                        Guarantor
                                       subsidiaries


                       		      Non-wholly   Wholly       Non-guarantor
			CODUSA	      Owned	   Owned        subsidiaries    Eliminations   Consolidated
Operating activities:

Loss from continuing
operations 		$(3,391,693)  $(611,965)   $(199,320)   $(2,517,830)    $3,915,871     $(2,804,937)

Items that did not
require (generate)
resources		2,567,047     237,563      961,491      2,216,980       (4,423,672)    1,559,409

Changes in operating
assets and liabilities  2,541,695     208,355      (1,284,936)  (850,195)       367,443        982,362

Discontinued operations
and extraordinary loss  43,357        		   (654,498)    328,637         103,772        (178,732)

Net resources used
in (generated by)
operating activities	1,760,406     (166,047)    (1,177,263)  (822,408)       (36,586)       (441,898)

Financing activities:

Short-term and
long-term debt-Net	141,333       (1,096)      (14,001)     (272,806)                      (146,570)

Other financing                             					90,737         90,737
activities

Net resources
generated by (used in)
financing activities    141,333	      (1,096)      (14,001)     (182,069)                      (55,833)

Investing activities:
Acquisition of
machinery and
equipment			      (42,639)     (30,810)     (33,270)                       (106,719)

Sale of (investment     (2,026,698)   211,871      1,094,841    719,986
in) subsidiaries

Revenues from sale
of discontinued
operations					   612,582      312,038           	       924,620

Other investing
activities 		123,432       (884)        (498)        (66,465)       36,586          92,171

Net resources
generated by
(used in)
investing activities	(1,903,266)   168,348      1,676,115    932,289        36,586          910,072

Increase (decrease) in
cash and temporary
investments:            (1,527)       1,205        484,851      (72,188)       		       412,341

Balance at
beginning of year	1,938         546          42,676       192,454                        237,614

Balance at end of       $411          $1,751       $527,527     $120,266       $               $649,955
year


                                  Condensed consolidating balance sheet

                                         As of December 31, 2002
                                        Guarantor
                                       subsidiaries


                       		      Non-wholly   Wholly       Non-guarantor
			CODUSA	      Owned	   Owned        subsidiaries    Eliminations   Consolidated

Cash and temporary
investments  		$1,938        $546         $9,357       $225,773        $              $237,614

Due from related
parties 		6,052,389     473,978      1,075,851    732,268         (8,143,179)    191,307

Other current assets    14,947        353,506      1,577,372    1,444,715       (119,826)      3,270,714

Investment in shares
of subsidiaries
and/or affiliated
companies               6,894,009     140,286      350,484      (140,287)       (7,244,492)

Property, plant
and equipment-Net      	450,476       3,271,249    3,685,403    4,763,671       (140,287)      12,030,512

Other assets            753,730       40,202       943,836      953,670         (348,439)      2,342,999

Total assets      	$14,167,489   $4,279,767   $7,642,303   $7,979,810      $(15,996,223)  $18,073,146


Due to related
parties           	$1,640,314    $1,240,546   $4,205,263   $158,879        $(7,239,412)   $5,590

Other current
liabilities             7,855,482     292,621      1,224,588    1,514,269       (1,011,757)    9,875,203

Total long term-
liabilities       	103,658       856,868      1,405,774    1,535,327       (348,442)      3,553,185

Total liabilities       9,599,454     2,390,035    6,835,625    3,208,475       (8,599,611)    13,433,978

Capital stock     	4,857,963     4,289,278    1,717,087    3,336,226       (9,342,591)    4,857,963

Treasury stock    	(115,675)                                  			       (115,675)

Additional paid-        1,387,056                                                              1,387,056
in capital

Other stockholders'
equity accounts        (1,561,309)    (2,399,549)  (1,047,323)  1,831,303       1,615,569     (1,561,309)

Majority stockholders'
equity                 4,568,035      1,889,729    669,764      5,167,529       (7,727,022)   4,568,035

Minority stockholders'
equity in consolidated
subsidiaries    		      3            136,914      (396,194)       330,410       71,133

Total stockholders'
equity                 4,568,035      1,889,732    806,678      4,771,335       (7,396,612)   4,639,168

Total liabilities
and stockholders'
equity                 $14,167,489    $4,279,767   $7,642,303   $7,979,810      $(15,996,223) $18,073,146


                                 Condensed consolidating statement of operations

                                   For the year ended December 31, 2002
                                        Guarantor
                                       subsidiaries


                       		      Non-wholly   Wholly       Non-guarantor
			CODUSA	      Owned	   Owned        subsidiaries    Eliminations   Consolidated

Net sales 		              $1,561,066   $3,610,921   $4,986,348      $(2,033,838)   $8,124,497

Cost of sales and
operating expenses      11,853        1,373,006    3,166,344    3,138,069       (61,401)       7,627,871

Income (loss) from
operations   		(11,853)      188,060      444,577      1,848,279       (1,972,437)    496,626

Net comprehensive
financing cost         	(199,383)     (193,704)    (856,476)    (343,888)       (88,418)       (1,681,869)

Other expenses-Net  	(1,467,376)   (378,074)    (158,155)    (1,080,787)     (42,570)       (3,126,962)

Income tax and
employee statutory
profit sharing expense	406,905       251,333      258,382      (240,479)                      676,141

Equity in income
(losses) of
subsidiaries and/or
affiliated companies	(2,470,462)  (48,091)      (44,964)                     2,563,517

Loss from continuing
operations        	(3,742,169)  (180,476)     (356,636)     183,125        460,092        (3,636,064)

Discontinued
operations-Net        			   	   (29,695)      (159,970)      86,805         (102,860)

Consolidated net
income (loss)     	$(3,742,169) $(180,476)    $(386,331)    $23,155        $546,897       $(3,738,924)



                             Condensed Consolidating Statements of
                                Changes in Financial Position

                            For the year ended December 31, 2002

					Guarantor
                                       subsidiaries


                       		      Non-wholly   Wholly       Non-guarantor
			CODUSA	      Owned	   Owned        subsidiaries    Eliminations   Consolidated

Operating
activities:
Income (loss) from
continuing operations  $(3,742,169)   $(180,476)   $(356,636)   $183,125        $460,092       $(3,636,064)

Items that did not
require (generate)
resources              3,585,529      290,751      124,717      1,541,576       (2,431,665)    3,110,908

Changes in operating
assets and liabilities 131,797        (73,574)     (755,231)    (917,932)       1,852,915      237,975

Discontinued
operations and
extraordinary loss     		      (30,489)     (7,228 )     50,804          116,500        129,587

Net resources
generated by (used in)
operating activities   (24,843)       6,212        (994,378)    857,573         (2,158)        (157,594)

Financing activities:

Short-term and
long-term debt-Net     1,338,626      (837)        25,324       (478,163)                      884,950

Other financing
activities                               	   (963)        (37,491)        2,158          (36,296)

Net resources
generated by (used in)
financing activities   1,338,626      (837)        24,361       (515,654)       2,158          848,654

Investing activities:
Acquisition of
machinery and
equipment			      (8,216)      68,333       (519,672)                     (459,555)

Sale of (investment
in) subsidiaries       (1,292,454)                 1,065,575    13,980          	      (212,899)

Other investing
activities             (357,244)                   (167,303)    206,374                       (318,173)

Net resources
generated by (used in)
investing activities   (1,649,698)    (8,216)      966,605      (299,318)                     (990,627)

Increase (decrease)
in cash and temporary
investments:	       (335,915)      (2,841)      (3,412)      42,601                        (299,567)

Balance at beginning
of year                337,853        3,387        12,769       183,172                       537,181

Balance at end
of year  	       $1,938         $546         $9,357       $225,773       $              $237,614


                            Condensed consolidating statement of operations

                                For the year ended December 31, 2001
					Guarantor
                                       subsidiaries


                       		      Non-wholly   Wholly       Non-guarantor
			CODUSA	      Owned	   Owned        subsidiaries    Eliminations   Consolidated

Net sales                             $1,363,278   $3,735,097   $6,440,346      $(763,418)     $10,775,303

Cost of sales and
operating expenses      (102,692)     1,139,382    3,237,729    4,847,443       635,388        9,757,250

Income from operations  102,692       223,896      497,368      1,592,903       (1,398,806)    1,018,053

Net comprehensive
financing cost          643,648       35,384       (682,342)    (320,636)       (86,490)       (410,436)

Other expenses-Net      72,812        (26,747)     (24,409)     503,079         (48,305)       476,430

Income tax and
employee statutory
profit sharing expense  (216,340)     63,831       81,850       17,194                         (53,465)

Equity in income
(losses) of
subsidiaries and/or
affiliated companies    258,502       38,213       151,851      (496,300)       47,734

Income from continuing
operations              861,314       334,577      24,318       1,296,240       (1,485,867)    1,030,582

Discontinued
operations-Net                       		   52,738       36,408          63,722         152,868

Extraordinary loss                    (164,204)                 (153,743)                      (317,947)


Consolidated net income $861,314      $170,373     $77,056      $1,178,905      $(1,422,145)   $865,503





                          Condensed Consolidating Statements of
                             Changes in Financial Position

                         For the year ended December 31, 2001

 					Guarantor
                                       subsidiaries


                       		      Non-wholly   Wholly       Non-guarantor
			CODUSA	      Owned	   Owned        subsidiaries    Eliminations   Consolidated

Operating activities:

Income from
continuing operations   $861,314      334,577      24,318       1,296,240       (1,485,867)    1,030,582

Items that did not
require (generate)
resources               (80,329)      (40,241)     (54,779)     (196,494)       207,651        (164,192)

Changes in operating
assets and liabilities  (458,043)     (102,439)    308,519      693,122         (75,345)       365,814

Discontinued operations
and extraordinary loss        	      (164,204)    52,738       (155,349)       63,722         (203,093)

Net resources generated
by operating activities 322,942       27,693       330,796      1,637,519       (1,289,839)    1,029,111

Financing activities:

Short-term and
long-term debt-Net  	119,085       (133,583)    88,457       (745,797)                      (671,838)

Other financing
activities        	-             (1,264)                   121,874         1,264          121,874

Net resources generated
by (used in)
financing activities     119,085      (134,847)    88,457       (623,923)       1,264          (549,964)

Investing activities:
Acquisition of
machinery and
equipment               (114,204)     108,871      (339,480)    (501,836)                      (846,649)

Sale of (investment
in) subsidiaries        1,136,247                  (88,377)                     (1,047,870)

Other investing
activities              (1,175,242)                             (1,112,111)     2,336,445      49,092

Net resources generated
by (used in)
investing activities    (153,199)     108,871      (427,857)    (1,613,947)     1,288,575      (797,557)

Increase (decrease) in
cash and temporary
investments:            288,828       1,717        (8,604)      (600,351)                      (318,410)

Balance at beginning
of year                 49,025        1,670        21,373       783,523                        855,591

Balance at end
of year           	$337,853      $3,387  	   $12,769      $183,172                       $537,181